Public Service Enterprise Group Incorporated
80 Park Plaza, Newark, NJ 07102-4194

October 2, 2007

Ellie Quarles, Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Definitive 14A
Filed March 7, 2007
File No. 1-09120

Dear Ms. Quarles:

     In connection with the comments regarding the Public Service Enterprise Group Incorporated (“PSEG” or the “Company”) 2007 Proxy Statement in your letter to Ralph Izzo dated August 21, 2007, we offer the following responses. For the convenience of the Staff of the Commission, we have reproduced each of the comments set forth in your letter and have provided our response below each. References to page numbers in our comments are to the 2007 Proxy Statement.

     As requested in your letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Compensation Discussions and Analysis, page 15

1.   We refer you to Securities Act Release 8732A, Section II.B.1. As noted in the section, that compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Ferland’s salary and non-equity incentive plan compensation were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response: As noted on page 15, the Organization and Compensation Committee (the “Committee”) targets executive compensation at the median levels for comparable officer positions at a select group of peer companies that is identified in the disclosure. We indicate on page 18 that differences as compared to the peer panel range are primarily driven by the individual executive’s responsibilities, performance and experience. As Chairman and Chief Executive Officer (“CEO”) in 2006, Mr. Ferland’s base salary and non-equity incentive compensation generally reflected the median compensation for CEOs of the peer panel. The Committee believes that the higher peer group compensation level indicated for CEOs is due to the greater level of duties and responsibilities typically undertaken by CEOs as the principal executive officers to whom the other named executive officers (“NEOs”) typically report, and to whom the board of directors looks for execution of the company’s business plan. We will ensure that our disclosure in future proxy statements identifies material differences in compensation policies for individual NEOs, including the CEO.

Benchmarking, page 17

2.   With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against a subset of the peer group set forth on page 17 or a different group of companies than those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response: We did not benchmark any elements of compensation against any peer group other than the two disclosed in the 2007 Proxy Statement. As stated on page 18, for 2007 we have transitioned to a slightly smaller peer group that the Committee and its independent compensation consultant believe is more closely aligned with PSEG. As a result of this transition, 2007 base salary and non-equity incentive compensation were determined in comparison to this smaller group (all of whom were included in the other, original group), and the long-term incentive awards made in January 2007 were benchmarked using the original group. We will clarify this as appropriate in future disclosure.

We will also disclose in future proxy statements the actual percentile for total compensation and each benchmarked element of compensation for each reported year. The Committee targets the 50th percentile for each relevant element. An executive’s compensation (or relevant element thereof) is generally deemed to be at the 50th percentile target if it falls within a range of +/- 10% of that percentile. We will ensure that our future proxy statements disclose the percentile ranges where we target each element of compensation (to the extent the Committee continues to establish such targets for particular elements) and where our actual compensation payments fall within the targeted parameters. We will also provide an appropriate explanation in any cases where an NEO’s actual compensation may be outside a targeted percentile range.

We expect that the market data for all elements of actual compensation paid in the most recently completed fiscal year will not be available for most (if not all) of the peer group companies at the time our proxy statement is filed. Therefore, a discussion of each element of actual compensation paid for the prior year (or target compensation levels set for the current year) relative to the peer group data for the last year will likely not be possible. To the extent such data is available, we will include it in our discussions in future filings. If the Committee determines to evaluate on a multi-year basis the actual compensation paid as a percentile of the market data for actual compensation paid at our peer companies, we will also include a discussion of this evaluation.

Annual Cash Incentive Compensation, page 19

3.   Please disclose the specific items of financial and individual operational performance related to your annual management incentive compensation program for 2006 and 2007. See item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these financial performance goals would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which you have not done here; general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually, are not sufficient. In discussing how likely it will be for the registrant to achieve the necessary targets or other factors, please provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. This includes insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses or discussion of the correlation between historical achievement and the incentive parameters set for the relevant fiscal period.

Response:

Calculation of MICP Awards

As disclosed on page 19 in the discussion of our Management Incentive Compensation Plan (“MICP”), each NEO position has an Individual Performance Target Award Amount (expressed as a percentage of annual base salary) that is established by the Committee at the beginning of each year. This amount is multiplied by the NEO’s Individual Performance Factor (0.0 to 1.5) . (Note, however, that the CEO’s Performance Factor is calculated as the average of the Performance Factors of all officers). The result is then multiplied by the Corporate Factor (see response to Comment 6) to arrive at the Final Award. Also as disclosed, in no case may a Final Award exceed the lesser of (i) 1.5 times the NEO’s Individual Performance Target Award Amount, and (ii) the maximum amount allowed for that NEO within the total award pool for that year.

In future proxy statements, we expect to disclose, to the extent material, historical MICP performance data for the preceding year and (to the extent then established) target data for the current year, as follows:

(a)	each NEO’s Individual Performance Target Award Amount,

(b)	each NEO’s Individual Performance Factor that is achieved in respect of his/her established goals as described below,

(c)	whether any Final Award was reduced in order to comply with the MICP’s maximum award limitation,

(d)	as noted below in our response to Comment 4, the aggregate funding amount of the MICP and the maximum amounts and actual award amounts for each NEO, and

(e)	as noted below in our response to Comment 5, whether the Committee exercised any discretion in making MICP awards to any NEO outside of the normal functioning of the MICP.

Performance Goals

For purposes of the MICP, each NEO (other than the CEO) has a set of objectives that are collected into strategic, financial and operational goals. Each goal (and each objective within a goal) is assigned a percentage weighting within the set of goals for each NEO. In prior years (including 2006), the CEO determined or approved the specific objectives for each NEO and the performance achieved against them. The Committee approved the overall Individual Performance Factor achieved and the Final Award for each NEO. In future proxy statements, we expect to provide disclosure with respect to the years reported showing the general categories of financial, operational and strategic goals for each NEO; the relative weighting percentages within each category; and the Individual Performance Factor actually achieved by each NEO with respect to the goals in each category.

We plan to use a table to set forth historical performance information for each NEO’s MICP goals. The table will be accompanied by a narrative description of the material objectives comprising each of the categories of financial, operational and strategic goals, as well as the information described in (a)-(e) above. For example, in 2006, Mr. Izzo (while he was president of the Company’s subsidiary, PSE&G), had a financial objective relating to integration of the Company’s then pending merger with Exelon; operational objectives relating to workforce diversity, safety, customer satisfaction and PSE&G operations; and a strategic objective regarding development of a five-year business plan.

Below is a form of the table referred to above:

MICP Goals and Performance

		Ind. Perf. Target (1)	Goals						Over all Ind. Perf. Fact or (3)
			Financial		Operational		Strategic
			weighting	perf. factor achieved	weighting	perf. factor achieved	weighting	perf. factor achieved
2007
Izzo	2006	65%(2)	30%	1.000	50%	0.978	20%	1.20	1.029
(Other NEOs)

(1) percent of annual base salary.

(2) composite based on 60% for nine months and 80% for three months, reflecting Mr. Izzo’s election as President and COO of PSEG in October.

(3) Performance factors achieved may range from a minimum of 0.0 to a maximum of 1.5.

4.   Please provide an analysis of why the compensation committee chose to establish the size of the maximum award fund as 2.5% of PSEG’s net income. In addition, to facilitate an understanding of the compensation earned, disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Response: The MICP was adopted by the PSEG Board of Directors in 2001 and approved by shareholders at the 2002 Annual Meeting. The formula for calculating the maximum award fund for any plan year was determined at the time of plan adoption by reference to, among other things, similar award funds in use by other companies and review of executive compensation plan practices that were designed to address compliance with the requirements of Internal Revenue Code Section 162(m). The Committee annually reviews the adequacy of the award fund calculation relative to the Committee’s determination of the appropriate level of annual cash incentive compensation for plan participants. If appropriate, the Committee will recommend for shareholder approval any changes to the MICP it deems required to align the plan’s terms with the Company’s compensation objectives. We will disclose in future proxy statements the aggregate funding amount, maximum amounts that may be awarded for each NEO, and actual award amounts for each NEO.

5.   Clarify whether the board or compensation committee has exercised discretion to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

Response: In 2006, there were no instances in which the Committee awarded compensation absent achievement of relevant performance goals, or in which it waived or modified goals. As discussed on page 19, the MICP provides that up to 10% of the award fund is payable to the CEO. The maximum award payable to any other participant (including the other NEOs) is calculated by dividing 90% of the award fund by the number of the other participants in the plan for that plan year. As noted on pages 25 and 26, the Committee reduced the cash incentive award amounts that otherwise would have been payable under the MICP as a result of the achievement of performance goals for each of the NEOs other than the CEO in order to maintain payments to those NEOs under the MICP within the maximum MICP award allowed for participants other than the CEO.

The Committee determined Mr. Ferland’s MICP award based upon the application of his Individual Performance Target Award Amount to the average of the Individual Performance Factors of all officers. In doing so, it determined to award Mr. Ferland an amount less than the 10% of the award fund maximum payable under the MICP because it concluded that such amount was a more appropriate reflection of actual performance. We will ensure that our future proxy statements disclose any instances where the Committee exercises discretion to vary the making of awards to NEOs when compared to the functioning of the MICP as projected at the beginning of each reported year.

6.   Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. For example, please explain how the compensation committee determines the corporate factor and how difficult it has been historically for the company to achieve a return on equity that would involve a payout under the annual cash incentive compensation program.

Response: As noted above in response to Comment 2, as an initial position, the Committee targets the 50th percentile of reported peer group data for the elements of compensation. The competitive analysis of the peer panel is then used as a guideline in determining the appropriate mix of compensation among base salary, annual incentive opportunity and long-term compensation opportunity. There is no predetermined formula regarding the allocation of salary and incentives. The mix of incentives is selected so as to be reflective of the competitive practice found in the peer group for each of the pay components. Our response to Comment 3 indicates how we plan to disclose the operation of our annual incentive plan (MICP). The determination of the corporate factor for the MICP is explained on page 19. To address the historical difficulty for PSEG to achieve a return on equity that would involve a payout, we plan to disclose in future Proxy Statements a table showing a three-year comparison of the PSEG return on equity with that of the Dow Jones Utility Index (DJUI) median return on equity performance. For example, for 2006, the three-year comparison was as follows:

MICP Corporate Factor
	Return on Equity (%)		Corporate Factor
	PSEG	DJUI*
2006	15.3	13.4	1.19
2005	13.2	13.2	1.00
2004	14.7	9.0	1.50

*median of companies in DJUI

As stated on page 20, long-term incentive grant levels are determined based upon factors including comparison to the peer group median as well as the individual’s performance and ability to contribute to PSEG’s overall success and long-term value. We believe such disclosure as supplemented by the above table will be a full explanation of how determinations are made as to the amount of each element.

Other Executive Compensation Programs, page 21

Severance and Change in Control Benefits, page 21

7.   Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response: Consistent with the philosophy that it designs the compensation program continually to attract and retain high-quality executives, the Committee, with the assistance of its independent compensation consultant, will compare the benefits it makes available in the event of termination or change in control to that generally offered by other companies in our industry. The multiples of the components of compensation chosen as severance or change-in-control payments are based upon such comparative analysis. As stated on page 35, these benefits are in some cases fixed by contracts established through arms-length negotiations with those NEOs who have employment agreements. We will disclose this clarifying information in future proxy statements in respect of any of these arrangements that are not available to employees generally.

Summary Compensation Table, page 23

8.   Disclose all assumptions made in the valuation of awards in the option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management’s discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi).

Response: We will disclose in future filings all assumptions made in the valuation of option awards shown by including this information in the Notes to Consolidated Financial Statements and adding a cross-reference in the proxy statement to the relevant Note. Please note that no options were awarded in 2006.

Pension Benefits Table, page 30

9.   While you have included a footnote explaining why certain named executive officers received additional years of credited service, it is unclear why each of the named executive officers has a different number of years of credited service for each of the plans in which he participates. Please explain.

Response: In the Pension Benefits Table, the credited years of service shown for “Qualified Pension Plan” and “Retirement Income Reinstatement Plan” reflect the actual years of service of each NEO with PSEG. The credited years shown for the “Mid-Career Plan” reflect (a) additional service credit provided for in employment agreements negotiated with certain NEOs at time of hire in recognition of prior allied work experience plus (b) up to five additional years for certain officers awarded under that plan, which additional years vest at age 60, as described on page 32 (the additional credited five years are actuarially prorated in the table for persons under age 60). The credited years shown for the “Limited Supplemental Benefit Plan” are the sum of the years of actual service and the credited years under the Mid Career Plan. We will disclose this clarifying information in future proxy statements.

Non-Qualified Deferred Compensation Table, page 33

10.   You disclose that earnings are based upon the performance of one or more of the life style investment funds or the S&P 500 Fund. Please consider Item 402(i)(3)(ii) of Regulation S-K when drafting corresponding disclosure.

Response: We have considered the requirements of Item 402(i)(3)(ii) as they pertain to our Deferred Compensation Plan. In addition to the disclosure on page 33, please note that a participant may change fund selections once a year. We will disclose this clarifying information in future proxy statements.

Director Compensation Table, page 37

11.   Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management’s discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Response: We will disclose in future filings all assumptions made in the valuation of stock awards shown by including this information in the Notes to Consolidated Financial Statements and adding a cross-reference in the proxy statement to the relevant Note.

Transactions with Related Persons, page 39

12.   Please disclose you policies and procedures regarding the review, approval or ratification of transactions with related persons. See Item 404(b) of Regulation S-K. It is unclear whether you have specific policies designed to address the requirements of Item 404(b) of Regulation S-K.

Response: As noted in our disclosure on page 39, our policies and procedures regarding the review, approval or ratification of transactions with related persons are set forth in the Corporate Governance Principles and the Standards of Integrity. We were uncertain at the time of filing of the 2007 Proxy Statement as to the extent of the disclosure required when no related party transactions are reported. We will disclose the clarifying information in future proxy statements that these are the only written policies and procedures regarding the review, approval or ratification of transactions with related persons.

     If you have any questions regarding our responses to your letter, please do not hesitate to let me know. I can be reached at 973-430-7947 or at david.falck@pseg.com.

Very truly yours,

/s/ David P. Falck

David P. Falck
Senior Vice President - Law